Exhibit 99.2

Report of Voting Results for 2017 Annual and Special Meeting of Shareholders

TORONTO, May 4, 2017 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual and special meeting of shareholders held on May 3, 2017 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated March 23, 2017. The votes were conducted by ballot.

1.	Election of Directors

12 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	613,004,684	99.11	5,498,534	0.89	618,503,218
James C. Smith	614,451,523	99.35	4,051,045	0.65	618,502,568
Sheila C. Bair	615,861,236	99.57	2,641,293	0.43	618,502,529
David W. Binet	580,340,395	93.83	38,162,362	6.17	618,502,757
W. Edmund Clark, C.M.	579,730,030	93.73	38,772,175	6.27	618,502,205
Michael E. Daniels	610,163,186	98.65	8,332,777	1.35	618,495,963
Ken Olisa, OBE	616,043,312	99.60	2,452,150	0.40	618,495,462
Vance K. Opperman	603,259,183	97.54	15,228,618	2.46	618,487,801
Kristin C. Peck	611,814,361	98.92	6,675,226	1.08	618,489,587
Barry Salzberg	615,434,482	99.51	3,053,376	0.49	618,487,858
Peter J. Thomson	613,227,540	99.15	5,260,602	0.85	618,488,142
Wulf von Schimmelmann	615,356,351	99.49	3,130,624	0.51	618,486,975

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
630,031,511	99.77	1,459,511	0.23	631,491,022

3.	Stock Incentive Plan Amendment

The resolution set forth in the management proxy circular to amend the Thomson Reuters stock incentive plan to increase the maximum number of shares reserved for issue under the plan by 22 million common shares was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
591,380,344	95.62	27,118,612	4.38	618,498,956

4.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
601,170,529	97.20	17,327,317	2.80	618,497,846